Q & A

What does your company do?

Showdeo is a public benefit company focused on doing good in education on two fronts: 1) give educators better tools for creating class materials then sharing those materials with students, fostering a teacher-student collaboration that optimally improves the materials; and 2) give teachers ways to add to their income by publishing their class materials and allowing them to open micro-stores online to sell materials from other authors. But we don't stop there. With our tools, it's possible for anyone to create their own interactive learning materials (and hosted online school) for fans of the gig economy.

Where do you want to be in 5 years?

In 5 years we want to be helping a healthy chunk of the 1.5 million US professors--and 13 million worldwide--to create the most impactful learning materials the world has ever known by leveraging our continuous feedback loop, called The Loop™, for material creation and GitHub-style collaboration tools. We also want to be proudly watching billions of people all over the world teach *each other* using inexpensive and powerful tools to share knowledge and know-how on every topic imaginable.

Why did you choose this idea? Why do you care?

We are college professors and students who see first-hand how good education COULD be using the best of today's technology, and how far off it is currently.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

An entire generation has grown up using YouTube and internet tutorials, and therefore are open to different ways to learn. Yet colleges seem mostly stuck on traditional methods of delivering knowledge while alternative education has used tech to deliver quality education at a reduced cost. As college becomes more and more expensive, students are rightfully questioning the value of traditional higher education. That means colleges need to up their game and become more current and relevant. It also means some students may decide to learn in other ways. We want to support both options because both are right--depending on the person.

What is your proudest accomplishment?

After a sluggish first semester using the alpha version of the content hosting and material editor, we made significant enhancements and had a very successful followup semester for several classes. We have continued to enhance the alpha product in a third semester. Being able to make changes to the product real-time while classes are being taught has in turn given us valuable information about how to make the product really work for students and faculty alike.

How far along are you? What's your biggest obstacle?

We have been working with an alpha version of the hosted reader and desktop editor product for the last 3 semesters. We began development of the beta version in the summer of 2018, and plan a release of the beta version at the end of the summer of 2019. Our biggest obstacle is having the funding to grow the team. We need development power--we don't need a big team, but we need to grow it to make our vision a reality. We also need marketing power so we can make sure every teacher in the country has heard of us!

Who are your competitors? Who is the biggest threat?

There are three major kinds of companies we will run up against: 1) online course platforms like Udemy, Thinkific, and Skillshare 2) online school management systems like Coursera and edX, and 3) online textbook and plan publishers such as Teachers Pay Teachers and ZyBooks.

Currently, none of the competing online course platforms are targeting higher education professors, or even secondary teachers, which is our initial focus. Also, none of the platforms enable student interactivity with materials, whereas we have made several of our interactive features a centerpiece of our offering.

The biggest threat is yet to be decided because of our unique offering and audience.

What do you understand that your competitors don't?

1. It isn't good enough to just take a textbook and throw it into an e-reader. Granted, it can make the book cheaper to distribute, and searchable, etc, but that's only the beginning of what's possible. Materials need to be interactive so students can provide real-time feedback to authors on what is and isn't working.

2. Faculty are underpaid across the nation. But tax dollars are already strained, so there is no quick fix. With the gig economy emerging, we can get income flowing for front-line educators by empowering them to license their materials to other teachers.

3. Other companies can pay faculty, but what about helping their departments, programs or schools? We have made split payments easy so that everyone in the organization benefits.

How will you make money?

For college classes, we will charge about the price of a fancy cup of coffee--$5.99 to $9.99 per semester per student. We will also have a modest revenue sharing fee when users publish with Showdeo, or when they offer a microstore or school through Showdeo.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk to Showdeo over the first few years will be not getting adequate funding. While we will be charging for our platform from day one of the beta, our users work on a semester basis. We estimate it could take up to 4 semesters to begin to gain traction, so funding during that period is crucial. Another risk during this period, and even into years 3-7, is that an established company could offer similar services while we are still growing and that competition could be overwhelming.

What do you need the most help with?

We most need help from our investors in getting the word out to teachers at all levels about the system, to both sign up as a user and to contribute as an investor. We want a company for teachers owned by teachers.

What would you do with $15,000? How about $100,000?

After modest startup legal and accounting costs, we will use funding to pay for development and marketing staff and expenses, as well as server hosting costs.

What is a public benefit corporation and why did you decide to become one?

A public benefit corporation is somewhat of a new kind of entity. Basically, it makes possible the ability to have a core company mission that is not making profit. While profit is definitely a goal of the company, it frees the board of directors and management to be able to put the mission of the company first, which sometimes may come at the cost of profits.